

Alex Pierson · 2nd

Co-Founder and Managing Member at Amplified Ale Works

Greater San Diego Area · 500+ connections · Contact info

Amplified Kitchen & Beer Garden

Cornell University

Experience

Managing Member
Amplified Kitchen & Beer Garden
Sep 2011 – Present · 8 yrs 5 mos

Opened May 2012, brewing since November 2012.

Managing Member
California Kebab
Sep 2009 – Feb 2013 · 3 yrs 6 mos
College Area, San Diego

Senior Broker
HREC Investment Advisors
Jan 2009 – Oct 2010 · 1 yr 10 mos

Mr. Pierson joined HREC Investment Advisors in January 2009 as a Senior Broker. In this role, he originated, marketed, and structured hospitality real estate transactions, advised on investment strategies and financing, and facilitated the due diligence process, financial modeling, and evaluation of potential transactions on behalf of clients. As a LEED AF ...see more

Associate
Neptune Hospitality Advisors, Inc
Jan 2005 – Jan 2009 · 4 yrs 1 mo

Founded in 2001, Neptune Hospitality Advisors has a proven track record in hotel real estate finance, property sales, and asset management. Neptune consults with lodging industry clients to define and execute the strategic and financial objectives that will yield them the most successful results. ...see more

Education

Cornell University
Hospitality Management, Real Estate Finance, Law
2001 – 2004
Activities and Societies: Sigma Alpha Epsilon

UCSD extension
Brewing
2014 – 2016

Certificate of Brewing program

Volunteer Experience

Board Member
beautifulPB
Mar 2015 – Present • 4 yrs 11 mos
Environment

beautifulPB is a public non-profit charity formed by a group of PB residents, businesses, and property owners who are collaborating with the local community to create a sustainably beautiful Pacific Beach. We are working to implement a number of community projects and programs that will bring us closer to realizing a Pacific Beach EcoDistrict.

In October 2015, Karl Strauss and Amplified Ale Works begun an ongoing collaboration series of beer called Pathway Ale that is sold exclusively in the local community and donates $50 from each keg towards the improvement of Pacific Beach's bike paths. To date, we have raised over $12,000 for our local community.

Skills & Endorsements

Hospitality · 17

Jack D. Holder and 16 connections have given endorsements for this skill

Due Diligence · 13

Kara Reinke, MD and 12 connections have given endorsements for this skill

Management · 12

Paige Hill and 11 connections have given endorsements for this skill

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